# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEMENTOS PACASMAYO SAA, CIK 0001221029
CUSIP: 15126Q109
Title of class of securities: Common Shares, par value S/1.00 per share
Address of issuer's principal executive offices: Calle La Colonia 150, Urbanizacion El Vivero Surco, Lima, Peru (R5), 00000
Date of event which requires filing of this statement: 10/14/2026
Amends the filing with accession number 0001104659-26-039944
Filed by CIK 0002016373
Persons authorized to receive notices and communications: Paul K. Humphreys, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007, (212) 277-4000; Michael A. Levitt, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007, (212) 277-4000; Jeremy Barr, Esq., Freshfields US LLP, 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007, (212) 277-4000

## Reporting persons
- Inversiones ASPI S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Peru (R5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 211,985,547; shared voting power 0; sole dispositive power 211,985,547; shared dispositive power 0; aggregate amount beneficially owned 211,985,547 (50.01% of the class)
  Comment: All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 423,868,449 common shares, par value S/1.00 per share (the "Common Shares"), of Cementos Pacasmayo S.A.A., a publicly held corporation (sociedad anonima abierta) organized under the laws of Peru (the "Company"), outstanding as of October 15, 2026, as disclosed on the Company's website on such date.
- HOLCIM LTD. (CIK 0002016373): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 211,985,547; shared voting power 0; sole dispositive power 211,985,547; shared dispositive power 0; aggregate amount beneficially owned 211,985,547 (50.01% of the class)
  Comment: All calculations of percentage ownership in this Schedule 13D with respect to the Reporting Persons are based upon a total of 423,868,449 Common Shares of the Company outstanding as of October 15, 2026, as disclosed on the Company's website on such date.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value S/1.00 per share
Name of issuer: CEMENTOS PACASMAYO SAA
Address of issuer's principal executive offices: Calle La Colonia 150, Urbanizacion El Vivero Surco, Lima, Peru (R5), 00000
Comment: This Amendment No. 2 ("Amendment No. 2") supplements and amends the Schedule 13D filed on April 4, 2026 (the "Original Schedule 13D") as amended by Amendment No. 1 thereto filed on June 17, 2026 ("Amendment No. 1" and, together with the Original Schedule 13D, the "Schedule 13D") which relates to the Common Shares of the Company. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by restating the third paragraph under the heading "Share Purchase Agreement" as follows:

Under the terms of the Purchase Agreement and based on Peruvian law, Holcim agreed to launch and complete a public tender offer for at least an additional 24.99% of the Common Shares within the timeframe permitted under Peruvian law (the "Public Tender Offer"). Within ten (10) Peruvian business days following the closing of the Inversiones Acquisition, Holcim was required to request that the Securities Market Superintendency (the "SMV") appoint a valuation entity to determine the minimum price Holcim may offer for the Common Shares in the Public Tender Offer. On June 15, 2026, Holcim's Executive Committee determined that the Public Tender Offer would be made for any and all of the issued and outstanding Common Shares. On October 14, 2026, as requested by Holcim and pursuant to Oficio No. 5172-2026-SMV/11.1, the SMV granted an exemption to Holcim to allow the Public Tender Offer to be conducted by Inversiones. Also on October 14, 2026, MSRA S.A.C. submitted its valuation report with respect to the Public Tender Offer to the SMV. Inversiones intends to conduct the Public Tender Offer for any and all of the issued and outstanding Common Shares, including Common Shares represented by American Depositary Shares (each of which represents five Common Shares), in accordance with U.S. and Peruvian law and in accordance with the terms of the Purchase Agreement. As of the date hereof, Inversiones has not launched the Public Tender Offer.

## Signatures
- Inversiones ASPI S.A.: /s/ Sara Jimenez Fandino, Sara Jimenez Fandino / Director (10/16/2026)
- Inversiones ASPI S.A.: /s/ Norberto German Ledea, Norberto German Ledea / Director (10/16/2026)
- HOLCIM LTD.: /s/ Markus Unternahrer, Markus Unternahrer / Group Head of Treasury and Tax (10/16/2026)
- HOLCIM LTD.: /s/ Lukas Studer, Lukas Studer / Group General Counsel (10/16/2026)